Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     PreMD Reports First Quarter Results

     <<
     -   FDA appeal progressing
     -   Appointment of new board of director
     -   PREPARE data selected as a 'highlighted' poster at American Heart
         Association Conference on Arteriosclerosis, Thrombosis and Vascular
         Biology (ATVB) in Atlanta
     >>

     TORONTO, May 15 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
Amex: PME) today announced unaudited financial results for the first quarter fiscal 2008 ended March 31, 2008.
     "During the first quarter of 2008, we continued to develop and execute processes that address the concerns we have faced as an organization recently," said Brent Norton, president and CEO of PreMD. "To date, we have implemented a comprehensive strategic plan which includes our FDA appeal options and further reductions in the Company's cost structure. This will enable us to reduce our expenses going forward, and extend our cash reserves.
We are focused on the future and all that we can accomplish with PREVU(x)
globally, our cosmeceutical opportunities and relationship, and in advancing our late stage clinical trials with our cancer detection platform. We have also maximized our cash resources and have made significant cutbacks throughout the entire organization this quarter. With continued discretion in spending, we anticipate that our existing cash, exclusive of any potential revenues or additions, will sustain operations towards the end of the year."
     "With respect to our appeal of the non-substantially equivalent (NSE)
letter from the US Food and Drug Administration (FDA) regarding our 510(k)
submission, we have been in communication with the FDA to determine an appropriate means for resolution of the existing differences in opinion, including issuing a formal request for the dispute resolution. Our discussions thus far with the FDA have been productive and we look forward to continuing our work in an effort to secure regulatory approval. Communications are ongoing and the Company will provide further updates as additional information becomes available. In the interim, we are extremely pleased to continue to receive support and commitment from our partner, AstraZeneca Pharmaceuticals
LP, and medical colleagues throughout our appeal initiatives."
     "During the first quarter, we were pleased to have our PREPARE (PREVU(x)
Predicts Atherosclerosis Risk and Events) data selected as a highlighted poster at the American Heart Association Conference on Arteriosclerosis,
Thrombosis and Vascular Biology (ATVB) recently. Subsequently, an article based on the data was published in HealthDay, which can be viewed on our website at http://www.premdinc.com/news_mediacov.htm."
     PreMD is also appointing Paul Davis as a new member of the board of directors. Mr. Davis has held senior executive positions in both public and private companies and in investment banking, and has served on several boards of directors. Mr. Davis began his career at Davies, Ward & Beck (predecessor to Davies Ward Phillips & Vineberg LLP) and was also the Chief Operating
Officer and a director of MedcomSoft Inc. and Executive Vice President and
Director, Investment Banking of Octagon Capital Canada Corporation. Mr. Davis
will be replacing Ron Henriksen, who is not standing for re-election to
PreMD's board of directors at our upcoming annual meeting. "We look forward to working with Paul Davis as a new addition to our board of directors," said Dr.
Norton. "We also thank Mr. Henriksen for his valuable contributions during his years of service to PreMD and wish him success in his future endeavors."
     As previously noted in PreMD's 2007 annual report and, pursuant to the
AMEX Rule 610 for the year ended December 31, 2007, the Company has received a going concern opinion from its independent auditors as a result of recurring operating losses and negative cash flows from operations.

     PreMD will be holding its annual general meeting (AGM) on May 21st, 2008 at 4pm. The meeting will take place at The Design Exchange in the Patty Watt room. The Design Exchange is located at 234 Bay Street in Toronto, Ontario.

     Financial Review (All amounts are in Canadian dollars)
     ------------------------------------------------------
     The consolidated net loss for the three months ended March 31, 2008 (Q1
2008) was $1,683,000 or $(0.07) per share compared with a loss of $1,589,000 or $(0.07) per share for the quarter ended March 31, 2007 (Q1 2007).
     Total product sales were $9,000 for Q1 2008 compared with $18,000 for Q1
2007. License revenue was $27,000 for Q1 2008, compared to nil for Q1 2007.
Product sales reflect direct sales to customers, following the termination of the license agreement on December 28, 2006 with McNeil Consumer Healthcare
("McNeil"). The license revenue in 2008 consisted of the upfront cash payment received in accordance with the licensing agreement with AstraZeneca
Pharmaceuticals LP ("AstraZeneca") which was deferred and recognized into income on a straight-line basis over five years.
     Research and development expenditures for the quarter decreased by
$98,000 to $543,000 from $641,000 in Q1 2007. Significant causes of the variance include:

     <<
     -   a decrease of $23,000 in spending on clinical trials for skin cholesterol;
     -   a decrease of $40,000 on product development related to manufacturing validation for the new cordless reader, as this project nears completion;
     -   an increase of $49,000 in legal fees on intellectual property;
     -   a decrease of $38,000 in salaries and benefits for research personnel due to reduction in staff; and
     -   an increase in recovery of research costs of $33,000 related to a special contract to develop a test for use in the cosmetics industry.

     General and administration expenses amounted to $444,000 for Q1 2008 compared with $641,000 in Q1 2007, a decrease of $197,000. Significant causes of the variance include:

     -   an increase in stock-based compensation, a non-cash expense, of
         $18,000 resulting from payment of directors fees in stock options in lieu of cash. This is offset by a reduction in directors fees of
         $33,000;
     -   a decrease of $91,000 in professional fees for legal, audit and human resources; the 2007 amount includes expenses of a business development consultant;
     -   a decrease of $22,000 in salaries and benefits for administrative personnel due to reductions in staff; and
     -   a reduction in annual report costs of $30,000 due to a significant reduction in the number of copies printed.
     >>

     Interest on long term debt amounted to $172,000 in Q1 2008 compared with
$164,000 in Q1 2007. The 2008 amount includes $7,000 for interest on the senior unsecured debentures, issued on March 12, 2008. Interest on convertible debentures (issued on August 30, 2005) amounted to $165,000 in Q1 2008 compared with $164,000 in Q1 2007. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. The amount accrued for
Q1 2008 was subsequently paid in common shares, whereas the amount for Q1 2007 was paid partly in shares ($134,000) and partly in cash. Imputed interest of
$275,000 and $248,000 in Q1 2008 and 2007 respectively, represents the expense related to the accretion of the liability component at an effective interest rate of approximately 15%.
     The loss on foreign exchange was $281,000 for Q1 2008, compared with a gain of $84,000 for Q1 2007. The major contributing factor for the change was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars.
     Investment tax credits receivable ("ITCs") reduced by $175,000 during Q1
2008 as a result of receiving $200,000 for the year ended December 31, 2006 as well as accruing $25,000 ITCs for Q1 2008.

     As at March 31, 2008, PreMD had cash, cash equivalents and short-term investments totaling $1,391,000 ($1,190,000 as at December 31, 2007). To date, we have financed our activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial
ITCs. The Company reported a loss of $1,683,000 for the three months ended
March 31, 2008, has a shareholders' deficiency of $5,055,000 as at March 31,
2008. On March 12, 2008, the Company issued, by way of private placement,
$1,435,294 senior unsecured debentures maturing on September 12, 2009 and
5,072,395 common share purchase warrants for gross proceeds of approximately
$1,220,000. Each common share purchase warrant expires in March 2013 and entitles the holder to acquire on common share at a price of $0.2759 per share.
     Financial statements are attached to this press release and are available at www.sedar.com.

     About PreMD

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
     In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x)Trademark

     <<

     PreMD Inc.
     Incorporated under the laws of Canada

                          CONSOLIDATED BALANCE SHEETS
                             (In Canadian dollars)
       (See note 1 - Nature of Operations and Going Concern Uncertainty)

     Unaudited
                                                       As at         As at
                                                     March 31,    December 31,
                                                        2008          2007
                                                         $             $
     -------------------------------------------------------------------------

     ASSETS
     Current
     Cash and cash equivalents                         928,824        282,200
     Short-term investments                            462,396        907,768
     Accounts receivable                                43,958          8,292
     Inventory                                          50,606         61,177
     Prepaid expenses and other receivables            975,702        758,715
     Investment tax credits receivable                 165,000        340,000
     -------------------------------------------------------------------------
     Total current assets                            2,626,486      2,358,152
     -------------------------------------------------------------------------

     Capital assets, net of accumulated
      amortization of $274,531 (2007 - $267,458)        95,954         93,867
     Intangible assets, net of accumulated
      amortization of $1,006,762 (2007 - $991,473)     290,494        305,783
     -------------------------------------------------------------------------
                                                     3,012,934      2,757,802
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' DEFICIENCY
     Current
     Accounts payable                                  368,718        305,333
     Accrued liabilities                               662,250        765,312
     Current portion of deferred revenue               106,680        106,680
     -------------------------------------------------------------------------
     Total current liabilities                       1,137,648      1,177,325
     -------------------------------------------------------------------------

     Long-term debt
     Debentures                                        408,190              -
     Convertible debentures                          6,175,511      5,626,987
     -------------------------------------------------------------------------
                                                     6,583,701      5,626,987
     Deferred revenue                                  346,710        373,380
     -------------------------------------------------------------------------
     Total liabilities                               8,068,059      7,177,692
     -------------------------------------------------------------------------

     Shareholders' deficiency
     Capital stock                                  29,287,873     29,120,655
     Contributed surplus                             3,211,718      3,098,928
     Equity component of convertible debentures      2,239,385      2,239,385
     Warrants                                        2,324,782      1,557,296
     Deficit                                       (42,118,883)   (40,436,154)
     -------------------------------------------------------------------------
     Total shareholders' deficiency                 (5,055,125)    (4,419,890)
     -------------------------------------------------------------------------
                                                     3,012,934      2,757,802
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     See accompanying note

     PreMD Inc.

     CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
                             (In Canadian dollars)

     Unaudited
                                                       Three months ended
                                                            March 31
                                                  ----------------------------
                                                        2008          2007
                                                         $             $
     -------------------------------------------------------------------------
     REVENUE
     Product sales                                       8,700         18,084
     License revenue                                    26,670              -
     -------------------------------------------------------------------------
                                                        35,370         18,084
     Cost of product sales                                 941          4,846
     -------------------------------------------------------------------------
     Gross Profit                                       34,429         13,238
     -------------------------------------------------------------------------

     EXPENSES
     Research and development                          542,875        640,837
     General and administration                        444,011        640,964
     Interest on long-term debt                        171,728        163,583
     Imputed interest on long-term debt                290,279        248,346
     Amortization                                       22,363         41,380
     Loss (gain) on foreign exchange                   281,222        (83,553)
     -------------------------------------------------------------------------
                                                     1,752,478      1,651,557
     -------------------------------------------------------------------------

     RECOVERIES AND OTHER INCOME
     Investment tax credits                             25,000         22,000
     Interest                                           10,320         27,124
     -------------------------------------------------------------------------
                                                        35,320         49,124
     -------------------------------------------------------------------------
     Net loss and comprehensive loss for the
      period                                        (1,682,729)    (1,589,195)

     Deficit, beginning of period                  (40,436,154)   (34,162,342)
     Adjustment to opening deficit                           -         42,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Deficit, end of period                        (42,118,883)   (35,709,537)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted loss per share             $      (0.07)  $      (0.07)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Weighted average number of common shares
      outstanding                                   25,320,049     22,044,772
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     See accompanying note

     -------------------------------------------------------------------------
     PreMD Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In Canadian dollars)

     Unaudited                                         Three months ended
                                                            March 31,
                                                  ----------------------------
                                                        2008          2007
                                                         $             $
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net loss and comprehensive loss for the
      period                                        (1,682,729)    (1,589,195)
     Add items not involving cash
       Amortization                                     22,363         41,380
       Stock-based compensation costs included in:
         Research and development expense               37,775         32,097
         General and administration expense             75,015         57,293
       Imputed interest on long-term debt              290,279        248,346
       Accrued interest on debenture                     6,779              -
       Interest on convertible debentures paid
        in common shares                               167,218        136,944
       Loss (gain) on foreign exchange                 281,222        (83,553)
     Net change in non-cash working capital
      balances related to operations                  (111,451)    (1,021,467)
     Decrease in deferred revenue                      (26,670)             -
     -------------------------------------------------------------------------
     Cash used in operating activities                (940,199)    (2,178,155)
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Short-term investments                            445,372      1,817,691
     Proceeds from sale of capital assets                    -            873
     Purchase of capital assets                         (9,161)        (1,749)
     -------------------------------------------------------------------------
     Cash provided by investing activities             436,211      1,816,815
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Issuance of debentures, net of issue costs      1,153,512              -
     Issuance of capital stock, net of issue costs           -      3,779,721
     -------------------------------------------------------------------------
     Cash provided by financing activities           1,153,512      3,779,721
     -------------------------------------------------------------------------
     Effect of exchange rate changes on cash and
      cash equivalents                                  (2,900)         2,776
     -------------------------------------------------------------------------
     Net increase in cash and cash equivalents
      during the period                                646,624      3,421,157
     Cash and cash equivalents, beginning of
      period                                           282,200        112,577
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period          928,824      3,533,734
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Represented by:
     Cash                                               80,248        133,732
     Cash equivalents                                  848,576      3,400,002
     -------------------------------------------------------------------------
                                                       928,824      3,533,734
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplemental cash flow information
     Cash paid during the period for interest            1,503         29,615
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     See accompanying note

     NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
     (In Canadian dollars unless otherwise noted)

     March 31, 2008

     Unaudited

     1.  GOING CONCERN UNCERTAINTY

         The Company's consolidated financial statements have been prepared on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company reported a loss of $1,682,729 for the three months ended March 31, 2008, has a shareholders' deficiency of
         $5,055,125 as at March 31, 2008 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

         The Company's ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows. It is not possible at this time to predict the outcome of these matters. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies. These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.
     >>

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Michelle Rabba, Manager, Corporate
Communications, Tel: (416) 222-3449 ext. 25, Email: mrabba(at)premdinc.com; Ron
Hosking, Vice President Finance and CFO, Tel: (416) 222-3449 ext. 24, Email:
rhosking(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 16:00e 15-MAY-08